Sun Life Financial announces Preferred Share issue

Toronto — February 8, 2005 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a domestic public offering of $300 million of Class A Non-Cumulative Preferred Shares, Series 1 (the “Preferred Shares”), with an option to issue up to an additional $100 million of Preferred Shares. The Preferred Shares will be priced at $25 per share and will pay non-cumulative quarterly dividends of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem the Preferred Shares in whole or in part at a declining premium.

The Preferred Shares will provide Sun Life Financial with attractive, low-cost capital. The net proceeds of the offering will be used for general business purposes. The offering will be underwritten by a syndicate led by RBC Capital Markets and is expected to close on February 25, 2005.

The Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2004, the Sun Life Financial group of companies had total assets under management of CDN$360 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact: Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com